OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

SWANNIES FOOTWEAR LLC
4084 Wild Goose Lane
White Bear Lake, MN 55110
www.swannies.co



UP TO $500,000 OF CROWD NOTES WITH A MINIMUM OF $100,000

Swannies Footwear LLC ("Swannies," "the company," "we," or "us"), is offering up to $500,000 worth of Crowd Notes of the company. The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by April 24, 2017. If the company does not raise its Target Amount by April 24, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Target Amount prior to April 24, 2017, the company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

The company's business

Swannies Footwear LLC, is a limited liability company organized on October 15, 2014, under the laws of Minnesota. The company was organized to sells golf apparel, including golf polos, outerwear, hats, sandals and accessories, to retail and wholesale accounts. Our customer pipeline currently focuses on three main areas: (i) golf course accounts, (ii) high school accounts, and (iii) online customers. We believe we have a competitive advantage over established brands, who will not abandon their existing customer base to attract millennial golfers. Our lifestyle branding, modern designs, and affordable prices allow us to uniquely target this highly valuable group.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/swannies/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers, governors, and key employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
Matthew Stang	CEO	25	2014	Yes
Adam Iversen	COO	25	2014	Yes
Sam Swanson	Design Lead	25	2014	No
Governors*:				
Matthew Stang	Founder Governor	25	2016	Yes
Adam Iversen	Founder Governor	25	2016	Yes
Significant Employees:				
Lindsay Lanigan	Design	24	2016	No

*The Board will consist of five governors, including two Founder Governors, two Independent Governors, and one Class A Governor (provided Class A Units are issued and outstanding).

Matthew Stang

Matthew is currently a co-founder and CEO of Swannies Footwear LLC. He has been the CEO for two years, from October 2014 to the present date. The first year of that time frame was part-time, and the past year has been full-time. Prior to joining Swannies Footwear LLC, he was an advisory associate at PricewaterhouseCoopers (PwC) from August 2013 to October 2015. In that position he was responsible for helping clients implement new processes to improve efficiency in various business functions. He holds a B.S. degree in finance and entrepreneurship from the Carlson School of Management at the University of Minnesota. He also holds the pop-a-shot basketball record at Beacon Hill Pub in Boston, Massachusetts.

Adam Iversen

Adam is currently a co-founder and COO of Swannies Footwear LLC. Adam has been the COO for two years, from October 2014 to the present date, and he became full-time with Swannies in late 2016. Adam drives efficiency by implementing systems and processes in all areas of business. From August 2015 through July 2016, Adam worked full-time in Malaysia at Brain Gain, a start-up that connects top international talent to jobs around the world. Adam is tenacious in using best practices -- be it tools, methodology, or crazy theories -- to drive growth. An engineer by training, Adam brings a grounded analytical approach to decision making. Adam grew up at his local $5 par 30 course across the street from Hazeltine National, host of the 2016 Ryder Cup, where he caddied for seven seasons.

Samuel Swanson

Swanny, whose nickname inspired our brand, assures that the company stays ahead of the game. He is a part-time employee that manages the sourcing and selection of current and future products, while heading design from idea to product on the shelf. Swanny intimately follows the game and prides himself on being the first to know if there is a new product on the market or an up and coming player worth tracking. After moving to the suburbs with his wife and a fresh mortgage, Swanny is affectionately referred to as the old man of the group and has been employed full-time since June 2013 in project management by JEDunn Construction, a global construction company.

Lindsey Lanigan

Lindsey assists with the creation of actual apparel designs and all marketing materials, such as catalogues, flyers, and photo shoots. She works full-time in graphic design for the University of Minnesota health department and assists the Swannies team on a part-time basis. Lindsey has worked at the University of Minnesota for 18 months, and that has been her only full-time job since college.

Related Party Transactions

Matthew Stang, co-founder and CEO, recently loaned $4,000 to the company to fund inventory for a large purchase.

We have also raised money from the following friends and family:

- Paul Stang and Sue Stang, Matthew Stang's parents, made a capital contribution of $10,000 in exchange for 40,000 Class B Preferred Units.

- Doc Stang and Gen Stang, Matthew Stang's grandparents, made a capital contribution of $7,500 in exchange for 30,000 Class B Preferred Units.

- Ben Berger, Matthew Stang's brother, made a capital contribution of $5,000 in exchange for 20,000 Class B Preferred Units.

- Mary Kittelson, Adam Iversen's aunt, made a capital contribution of $3,000 in exchange for 12,000 Class B Preferred Units.

- Phyllis Dandelet, Adam Iversen's grandmother, made a capital contribution of $2,000 in exchange for 8,000 Class B Preferred Units.

Joe Hau and Mike Hau, two of our employees, are brothers. The have made capital contributions of $4,450 and $2,853 respectively in exchange for 182,500 and 192,500 Class D Performance Units.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below $2.5 million valuation cap, so you should not view the $2.5 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **It is unclear how the Crowd Notes would be interpreted by a court if we were forced into litigation.** We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court in Minnesota would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **We have elected to be taxed as a partnership.** We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Crowd Notes were determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members.

- **We will eventually be required to reorganize the company as a corporation to convert the notes in this offering.** We are currently organized as a Swannies Footwear LLC in Minnesota. Minnesota is our home jurisdiction. However, the Crowd Notes in this offering work best for Delaware corporations, and we may decide to reorganize as a Delaware corporation prior to the conversion of the notes, whether it is due to a subsequent equity financing, acquisition of the company, or maturity of the Crowd Notes.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

- **This is an early stage company.** It has limited history, clients, and revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price inventory right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **We have a small management team.** We depend on the skills and experience of a small management team. If the company is not able to call upon any of these people for any reason, its operations and development could be harmed.

- **We will need more people to join our company.** We will need additional employees, mostly sales and design personnel. There are no guarantees that our personal golf networks and the connections we have developed over the past year will enable us to find the right people to bring onto our team. We may not be able to find hungry and independently motivated sales representatives who can create their own schedule and be willing to travel across the country. We may not be able to find design personnel from our target markets. We plan to pay sales reps on commission, but our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **The company may need more money.** The company might not sell enough Crowd Notes both in the Regulation CF offering and our concurrent 506(c) offering to meet its operating needs and fulfill its plans. If that happens, the company plans to take out a working capital loan against its accounts receivable at the time. If it is not able to do that, it may cease operating and you will get nothing. Even if it sells all the Crowd Notes it is offering now, it will probably need to raise more funds in the future, and if it can't get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **We are likely to operate at a loss for some time.** We have had limited revenue producing activities, and we anticipate that we will initially sustain operating losses. Our ability to become profitable depends on success in selling our apparel to golf courses, golf teams and other retail outlets, as well as our ability to form strategic partnerships. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether we are successful. There can be no assurance that we will ever become profitable. If we sustain losses over an extended period of time, we may be unable to continue in business.

- **The company will depend on revenue from its golf apparel.** The company will only succeed (and you will only make money) if there is sufficient demand for this golf apparel, people think it's better than the competition's apparel, and the company has priced the apparel at a level that allows the company to make a profit and still attract business. The company is vulnerable in general to any developments that affect the golf industry as a whole, and particularly vulnerable to any developments that affect the clubs with which it does business.

- **Our cash flow is seasonal and provides a cash gap of up to seven months.** We may have a cash flow issue due to business seasonality. For our wholesale accounts, we book orders anywhere from 1-6 months in advance and pay for the inventory periodically throughout that time frame. We do not receive payment until one month after shipment of goods, providing a cash gap of up to seven months.

- **We may face problems associated with inventory control.** The company currently has a limited amount of inventory, on purpose, so that its cash is not tied up in inventory that does not sell. We plan to expand our apparel offerings, but do not want to put ourselves in a situation where we have a ton of inventory on hand that will not sell. As a result, we may have higher demand for our products than we are able to meet.

- **The company is controlled by its officers and directors.** Matthew Stang, Adam Iversen, and Samuel Swanson currently hold the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. They hold Class C Founder Units, which have the right to elect two Founder Governors and two Independent Governors. Class A Preferred Units have the right to elect one Class A Governor, but Class A Preferred Units have not yet been issued. Investors in Crowd Notes may not have the ability to control a vote by the unitholders or the Board.

- **Weather and natural disasters may disrupt the industry.** Golf is an outdoor sport, and therefore the company's ability to sell its products is partially dependent upon the weather. Rain, lightning, or other weather may adversely impact demand for our products. Seasonal weather conditions may shorten the golf season. Additionally, extreme weather conditions such as hurricanes and floods, or natural events such as earthquakes may affect operations at golf courses with which we do business.

- **The trends that we are anticipating in the golf industry may not happen.** The golf industry in general may decrease in size. Golf apparel spending may not grow. Millennial participation in golf may not increase. We may not be able to adapt to changes in the industry as quickly as we anticipate.

- **Unauthorized access to the company's records, systems, and technology will expose the company to litigation, reputational, and financial risk.** The company uses third party e-commerce platforms and cloud-based systems to store customer information. The company's records, systems, and technology are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in the services and operations, and loss, misuse, or theft of data. Additionally, problems faced by third party providers of the company's e-commerce platforms and cloud-based systems could harm the company. The company's insurance may not cover some or all of these risks.

- **We may not receive patent protection for our filed patent application.** We filed a nonprovisional patent application in June 2016 that has not yet been published, titled GOLF SANDAL. Publication of the patent application may occur in approximately 18 months following the application date. There is no guarantee that we will receive a patent on the concept of the Golf Sandal.

- **We have a number of competitors more established than we are.** There are other companies providing products similar to ours. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to develop products better than ours and may succeed in convincing clients to purchase them faster.

- **Our financial review includes a "going concern" note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **We have outstanding loans.** We have entered into two small business loan agreements to finance new sandal molds and various inventory-related costs. Swannies owes monthly payments on these loans through April 2021. Company inventory has been collateralized against the loans, and the loans are subject to positive and negative covenants.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of December 5, 2016 are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering**	Class C/D Percentage Interest
Class A Preferred Units*			
--	--	--	--
Class B Preferred Units			
Paul and Sue Stang	23.881%	--	--
Joni Leimala	22.338%	--	--
Class C Founder Units			
Matthew Stang	51.962%	51.962%	41.337%
Samuel Swanson	22.657%	22.657%	18.008%
Adam Iversen	25.381%	25.381%	20.191%
Class D Incentive Units			
Joe Hau	48.667%	--	9.959%
Mike Hau	51.333%	--	10.505%

* The company has not issued any Class A Preferred Units.

** Class B Preferred Units and Class D Incentive Units do not have voting rights.

As noted in the "Related party transactions" above, the company has raised money from friends and family. Paul Stang and Sue Stang are Matthew Stang's parents. Doc Stang and Gen Stang are Matthew Stang's grandparents. Ben Berger is Matthew Stang's brother. Mary Kittelson is Adam Iversen's aunt. Phyllis Dandelet is Adam Iversen's grandmother. Joe Hau and Mike Hau are brothers.

The company has four classes of units: Class A Preferred Units, Class B Preferred Units, Class C Founder Units, and Class D Incentive Units. This offering is of Crowd Notes, which may convert into equity that has fewer rights than current classes of units.

The Offering

   The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

We are offering investors Crowd Notes that bear an interest rate of 5% annually and with no maturity date. The Notes will only convert in the event of a future qualified equity financing involving preferred shares or in a corporate transaction (for example, a corporate sale, takeover, merger or liquidation).

If there is a qualified equity financing, the Crowd Notes will only convert at the election of the company or in a subsequent corporate transaction. If you are a major investor and there is a qualified equity financing, your notes will convert. The notes will convert either based on (1) a 20% discount to the price to be paid by the new investors in the initial qualified equity financing or (2) $2.5 million cap on the valuation at the time of the initial qualified equity financing. However, in the event that a corporate transaction occurs prior to a qualified equity financing, you would receive a payment equal to twice the amount of your initial investment in lieu of the converted shares.

Our minimum target raise is $100,000 and we will accept up to $500,000 from investors through Regulation Crowdfunding before the deadline of April 24, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding.

The notes in this Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by these investors will convert into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to additional voting and inspection rights.

Investor Perks

To encourage participation in the offering, the company is providing specific perks for investors. The company is of the opinion that these perks do not alter the sales price or cost basis of the Crowd Notes in this offering. Instead, the perks are promotional discounts on future purchases of the core service of the company, or a "thank you" to certain investors that help the company achieve its mission. However, it is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. The perks for this offering are as follows:

- Invest $2,000 - Experience a personal golf wardrobe makeover, courtesy of Swannies ($250 value in apparel)

- Invest $10,000 - Join the Swannies Team on an all expenses paid RV trip to the 2018 Waste Management Phoenix Open in Arizona

- Invest $25,000 - Receive a new product from each quarterly collection release FOR LIFE

- Invest $75,000+ - Travel to Whistling Straits for an all expenses paid golf trip package for two with the Swannies founders

Class A Preferred Units

Dividend Rights

The Board may, in its discretion, distribute net cash flow to the members from time to time. If the Board makes distributions and if there are any outstanding Class A Preferred Units, 30% of the net cash flow as well as tax distributions would be distributed to Class A members pro rata in accordance with their Class A percentage interests.

Voting Rights

Except for the voting rights with respect to the election of the Class A Governor, the holder of each Class A Preferred Unit shall have no voting or governance rights whatsoever, except as required by the Minnesota Revised Uniform Limited Liability Company Act and any successor to such statute (the "Revised Act").

Right to Receive Liquidation Distributions

Following the completion of the winding up procedures, the company shall make final liquidating distributions to all members as follows: (i) distribution shall first be made to all members with positive capital account balances (after such balances have been adjusted to reflect the allocation of company profits or losses arising from such event), in proportion to and to the extent of such positive balances, and (ii) distribution of the remaining amount shall be made in accordance with the distributions of net cash flow to Class A members as described in Dividend Rights above.

Rights and Preferences

Unless otherwise authorized by a supermajority of the Board or in connection with an equity financing pursuant to which the company receives a capital contribution(s) totaling at least $1,000,000, the economic rights of the Class A members shall not be diluted upon the issuance of Class B Preferred, Class C Founder or Class D Incentive Units. In the event of such an equity financing, the economic rights of the Class A members will be diluted proportionately with those of the Class B, Class C, and Class D members.

Class B Preferred Units

Dividend Rights

The Board may, in its discretion, distribute net cash flow to the members from time to time. The total percentage of distributions to Class B members depends on the number of outstanding Class A Preferred Units. Currently, there are no Class A members, which means that the total percentage of net cash flow distributions to be distributed, pro rata, to Class B members is 8.375%. However, if the company issues any Class A Preferred Units, that amount will be reduced by 2.284% multiplied by the percentage of outstanding Class A Preferred Units (based on a maximum of 750,000 Class A Preferred Units).

In addition to distributions of net cash flow, the company may make tax distributions to members.

Voting Rights

The holder of each Class B Preferred Unit shall have no voting or governance rights whatsoever, except as required by the Revised Act.

Right to Receive Liquidation Distributions

Following the completion of the winding up procedures, the company shall make final liquidating distributions to all members as follows: (i) distribution shall first be made to all members with positive capital account balances (after such balances have been adjusted to reflect the allocation of company profits or losses arising from such event), in proportion to and to the extent of such positive balances, and (ii) distribution of the remaining amount shall be made in accordance with the distributions of net cash flow to Class B members as described in Dividend Rights above.

Rights and Preferences

Except in connection with a qualified financing, the economic rights of the Class B Members shall not be diluted upon the issuance of Class C Founder or Class D Incentive Units or by the issuance of more than 750,000 Class A Preferred Units. In the event of a qualified financing, the economic rights of the Class B members will be diluted proportionately with those of the Class A, Class C, and Class D members.

Class C Founder Units

Dividend Rights

The Board may, in its discretion, distribute net cash flow to the members from time to time. Following the distributions provided to Class A and Class B members, the remaining portion of net cash flow distributions will be distributed to the Class C and Class D members, as a group, and in turn to be distributed among them, pro rata, in proportion to their respective Class C/D percentage interests.

In addition to distributions of net cash flow, the company may make tax distributions to members.

Voting Rights

The holder of each Class C Founder Unit shall have the right, by the affirmative vote of a plurality of the holders of Class C Founder Units, to elect the Founder Governors and the Independent Governors. Other than such voting rights, the holder of each Class C Founder Unit shall have no voting or governance rights whatsoever, except as required by the Revised Act.

Right to Receive Liquidation Distributions

Following the completion of the winding up procedures, the company shall make final liquidating distributions to all members as follows: (i) distribution shall first be made to all members with positive capital account balances (after such balances have been adjusted to reflect the allocation of company profits or losses arising from such event), in proportion to and to the extent of such positive balances, and (ii) distribution of the remaining amount shall be made in accordance with the distributions of net cash flow to Class C members as described in Dividend Rights above.

Rights and Preferences

Except in the event of a qualified financing, the economic rights of the Class C members will be diluted as a group (together with the Class D members) upon the issuance of additional Class A Preferred or Class B Preferred Units and on a pro-rata basis upon the issuance of additional Class C Founder or Class D Incentive Units. In the event of a qualified financing, the economic rights of the Class C members will be diluted proportionately with those of the Class A, Class B, and Class D members.

Class D Incentive Units

Dividend Rights

The Board may, in its discretion, distribute net cash flow to the members from time to time. Following the distributions provided to Class A and Class B members, the remaining portion of net cash flow distributions will be distributed to the Class C and Class D members, as a group, and in turn to be distributed among them, pro rata, in proportion to their respective Class C/D percentage interests.

The Class D members admitted after December 5, 2016, are not obligated to make a capital contribution to the company, but instead only have financial rights in the form of a pure "Profits Interest."

In addition to distributions of net cash flow, the company may make tax distributions to members.

Voting Rights

The Class D Incentive Units shall have no voting or governance rights whatsoever, except as required by the Revised Act.

Right to Receive Liquidation Distributions

Following the completion of the winding up procedures, the company shall make final liquidating distributions to all members as follows: (i) distribution shall first be made to all members with positive capital account balances (after such balances have been adjusted to reflect the allocation of company profits or losses arising from such event), in proportion to and to the extent of such positive balances, and (ii) distribution of the remaining amount shall be made in accordance with the distributions of net cash flow to Class D members as described in Dividend Rights above.

Rights and Preferences

Except in the event of a qualified financing, the economic rights of the Class D members will be diluted as a group (together with the Class C members) upon the issuance of additional Class A or Class B Preferred Units, and on a pro-rata basis upon the issuance of additional Class C Founder Units or Class D Incentive Units. In the event of a qualified financing, the economic rights of the Class D members will be diluted proportionately with those of the Class A, Class B, and Class C members.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial Condition

We began operations in October 2014. During the periods ended December 31, 2015 and 2014, the Company only transacted business with individuals through various venues and therefore did not have any significant concentrations of revenue.

Based on our cash flow projection, we do not foresee a future need for financing. We anticipate that this round together with the proceeds from our concurrent 506(c) offering should get us through 2017 and profits will fund us after such time based on our projections. If working capital money is needed to fund inventory, we will likely go the route of a working capital loan. We do not have a bank line of credit currently, but will apply for a working capital loan if needed.

Results of Operations

We sustained net losses of $38,794 and $866 for the periods ended December 31, 2015 and 2014, respectively, resulting in accumulated deficits of $39,660 and $866 as of December 31, 2015 and 2014, respectively. As of December 31, 2015, we had recorded a customer deposit liability of $12,000 due to the fact that we had received cash from our Kickstarter campaign but had not yet shipped product. As of June 10, 2016, we delivered to all Kickstarter purchasers and we recorded the funds received as revenue.

We have seen golf course account growth over the past four months going from 15 to 55 courses. We hope this growth will continue as we travel to new urban areas across the country. We have also seen an increase in online revenue month over month that should continue as the brand becomes more recognized nationally.

For the period January 1, 2016 through November 1, 2016, our gross revenue was approximately $70,125 and our gross profit was approximately $33,525. After subtracting expenses, our earnings before interest, tax, depreciation and amortization was approximately $12,601.

Gross margins are currently about 45% based on a high volume of wholesale accounts where margins are about 40% and a lower volume of e-commerce transactions where margins are about 60%. We anticipate gross margins improving to 50-55% in 2017 and up to 55-60% in 2018, based on an increase in retail sales where margins are better, as well as lowered inventory costs as we use economies of scale to buy in bulk and bring custom embroidery in-house which has been 5-10% of current margins.

Liquidity and Capital Resources; Future Trends

As of December 31, 2015, we had $1,989 in cash and equivalents and $10,640 in inventory. As of November 1, 2016 we had approximately $14,000 in cash, $12,000 in accounts receivable, and $14,000 in sandal and apparel inventory.

Our monthly burn rate is currently $2,500 mainly consisting of $2,000 in loan payments per month. The other money comes from operating expenses (gmail, website, etc.) and paying part-time employees for fulfilment and design work. $1,350 of that burn rate will end in October 2015 once one loan is paid off. However, we anticipate that the burn rate will increase roughly $6,000 per month due to salaries for Adam Iversen, Matthew Stang, and sales persons.

We may rent office space, if it makes sense, for approximately $500 - $1,000 a month, but believe that there should be no material change in overhead costs. Most work is done remotely on the road, so the company is of the opinion that office space probably still doesn't make sense in 2017. The only capital expenditure we are planning to make is roughly $3,000 worth of machinery to do in-house custom designs and embroidery for wholesale accounts instead of having that done by another company.

Indebtedness

In January 2016, we borrowed $4,998 and $30,023 at an interest rate of 7.75% from WomenVenture, a micro lender in Minneapolis, Minnesota. We are currently paying monthly instalments of $100.71 and $604.96 respectively on these loans. The principal balances and all accrued but unpaid interest thereon are due and payable in full on April 20, 2021. The promissory notes are subject to the terms and conditions of a credit agreement, which contains positive and negative covenants. We also executed a Collateral Verification stating that the collateral listed in the loan application as collateral for the loans had an estimated value of $32,000. The proceeds of these loans were used for start-up capital required to buy the production molds to make our sandals and the first batch of 1,000 sandals. Proceeds were also used for development of the apparel side of the brand.

In September 2016, we borrowed $15,310 at an interest rate of 7.75% from WomenVenture. We are currently paying monthly instalments of $1,336 on this loan. The principal balances and all accrued but unpaid interest thereon are due and payable in full on October 20, 2017. The loan is subject to late charges of $25 per month for any payment not received within ten business days of the due date. The promissory notes are subject to the terms and conditions of a credit agreement, which contains positive and negative covenants. We also executed a Collateral Verification stating that the collateral listed in the loan application as collateral for the loans had an estimated value of $32,000. The proceeds of this loan are currently being used to fund inventory required to fulfill purchase orders from golf course accounts for 2017.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- On November 18, 2016, we granted 757,500 Class C Founder Units to Matthew Stang in reliance on Section 4(a)(2) of the Securities Act, for consideration of $21,167 and the performance of long-term company objectives.

- On November 18, 2016, we granted 330,300 Class C Founder Units to Samuel Swanson in reliance on Section 4(a)(2) of the Securities Act, for consideration of $3,400 and the performance of long-term company objectives.

- On November 18, 2016, we granted 370,300 Class C Founder Units to Adam Iversen in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On November 18, 2016, we granted 182,500 Class D Performance Units to Joe Hau in reliance on Section 4(a)(2) of the Securities Act, for consideration of $4,450 and the performance of long-term company objectives.

- On November 18, 2016, we granted 192,500 Class D Performance Units to Mike Hau in reliance on Section 4(a)(2) of the Securities Act, for consideration of $2,853 and the performance of long-term company objectives.

- In 2015, we sold 40,000 Class B Preferred Units to Paul Stang and Sue Stang in reliance on Section 4(a)(2) of the Securities Act, for consideration of $10,000.

- In 2015, we sold 30,000 Class B Preferred Units to Doc Stang and Gen Stang in reliance on Section 4(a)(2) of the Securities Act, for consideration of $7,500.

- In 2015, we sold 20,000 Class B Preferred Units to Ben Berger in reliance on Section 4(a)(2) of the Securities Act, for consideration of $5,000.

- In 2015, we sold 12,000 Class B Preferred Units to Mary Kittelson in reliance on Section 4(a)(2) of the Securities Act, for consideration of $3,000.

- In 2015, we sold 8,000 Class B Preferred Units to Phyllis Dandelet in reliance on Section 4(a)(2) of the Securities Act, for consideration of $2,000.

- In 2015, we issued 20,000 Class B Preferred Units to Kevin Unterreiner in reliance on Section 4(a)(2) of the Securities Act, in exchange for services.

- In 2015, we issued 37,500 Class B Preferred Units to Joni Leimala in reliance on Section 4(a)(2) of the Securities Act, in exchange for advisor services.

We used the proceeds from each of these offerings for general business purposes.

Valuation

We have not undertaken a valuation of the company.

USE OF PROCEEDS

If we raise the Target Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $80,000. We plan to use these proceeds as follows:

- Approximately $25,000 for salaries and compensation, including $20,000 for a salary payable to one sales representative and $5,000 for a salary payable to one part-time designer.

- Approximately $55,000 for golf course sales and inventory expenses.

We do not plan to use the proceeds to pay off debt. We will continue to pay off our current outstanding loans of $45,000 over the normal course of our business.

We do not plan to use the proceeds to acquire real estate. The only equipment we plan to buy is roughly $3,000 worth of machinery to do in-house custom designs and embroidery for wholesale accounts instead of having that done by another company.

If we raise the Maximum Amount of $500,000, the net proceeds of this offering to the issuer will be approximately $450,000. We plan to use these proceeds as follows:

- Approximately $120,000 for salaries and compensation, including $50,000 for salaries payable to our CEO and CFO, $50,000 for salaries payable to two sales representatives, $10,000 for a salary payable to one part-time designer, and $10,000 for a part-time fulfilment team.

- Approximately $220,000 for golf course sales and inventory expenses, including $30,000 in sales trips to targeted geographic areas and $190,000 in inventory purchasing for golf courses.

- Approximately $60,000 for SKU expansion and other inventory, including $30,000 for high school team orders and $30,000 for e-commerce orders.

- Approximately $50,000 for brand awareness growth, including $20,000 for photo shoots and video development, $10,000 for Google AdWords and Facebook Ad campaigns, $10,000 for a website revamp with integrated fulfilment, bookkeeping, and CRM, and $10,000 for brand ambassador events on college campuses.

If we receive funds in our concurrent offering under 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.swannies.co.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/swannies/seed.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches a target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach the target offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.